Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 15, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

HEMISPHERE MEDIA GROUP, INC.
Registration Statement on Form S-4 (File No. 333-186210)

Ladies and Gentlemen:

On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2013.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated March 14, 2013 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the proxy statement/prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Information about the Transaction and Warrant Amendment, page 5

What are my U.S. Federal income tax consequences as a result of the Transaction?, page 10

1.                                      Please revise this Q&A, the tax consequences summary on pages 30 to 31, the applicable risk factors on page 44 and the Material U.S. Federal Income Tax Consequences section beginning on page 165 to make clear that the receipt of Hemisphere Class A common stock in the Transaction, the Warrant Amendment and the deemed exchange of Amended Azteca Warrants for an equal number of warrants to purchase Hemisphere Class A common stock may each represent a taxable event for Azteca shareholders. Disclose that named counsel is unable to give an unqualified opinion on the tax consequences of the receipt of Hemisphere Class A common stock in the Transaction and the Warrant Amendment. Also disclose that named counsel has not opined on the tax consequences.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 10, 32, 46 and 167 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences, page 30

2.                                      We note your response to comment 15 from our letter dated March 8, 2013. Remove the disclosure in the fourth paragraph that assumes the legal conclusion that the Transaction qualifies as an exchange described in Section 351. Also make clear that the disclosure of the material tax consequences in this subsection is a summary of named counsel’s opinion that you have already received and filed as an exhibit.

Response to Comment 2

The Registration Statement has been revised to remove the assumption as requested. In addition, the disclosure has been revised to reference the tax opinion of Greenberg Traurig, LLP. Please see page 32 of Amendment No. 3.

Proposals To Be Considered by the Public Warrantholders, page 149

3.                                      Please discuss any material tax consequences to the Public Warrantholders of having to exercise their warrants through cashless exercise instead of the payment of cash. Also disclose whether Hemisphere intends to maintain a current registration statement covering the shares of Hemisphere Class A common stock into which the Azteca warrants will be exercisable following consummation of the Transaction. In this regard, we note Hemisphere has registered on the current Form S-4 shares of Hemisphere Class A common stock into which the Azteca warrants will be exercisable following consummation of the Transaction.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 67, 68, 150 and 212 of Amendment No. 3.

Background of the Transaction, page 153

4.                                      The added disclosure on page 156 indicates that the non-binding letter of intent provided for the acquisition of 50% of Azteca’s outstanding Public Warrants for a price of $1.00 per warrant. Please revise to disclose when and why the relevant parties agreed to reduce the price to $0.50 per warrant. In addition, discuss how and why the parties decided on the other changes to the Azteca warrants reflected in the Warrant Amendment.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 156 and 157 of Amendment No. 3.

5.                                      Please supplement the information provided in response to comment 13 from our letter dated March 8, 2013 to quantify the “political advertising” and “estimated additional costs for operating a public company and corporate overhead” figures.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see page 159 of Amendment No. 3.

Recommendation of the Azteca Board; Reasons for the Transaction, page 159

6.                                      We note your response to comment 14 from our letter dated March 8, 2013. Please supplement the added disclosure to discuss the size of the comparable companies compared to the size of Hemisphere, disclose the total enterprise value of Hemisphere and explain how the results of the Azteca’s board’s comparable companies analyses supported the Azteca board’s determination that the terms of the Transaction are fair to, and in the best interests of, Azteca and its stockholders.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see page 162 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences of Warrant Amendment and Transaction to U.S. Holders of Public Warrants, page 168

7.                                      Please revise to make clear that counsel’s opinion includes the statements that the Warrant Amendment should be treated as if each holder of Public Warrants sold one-half of its Public Warrants and, if so, the holder should recognize capital gain or loss with respect to the Warrant Amendment. Please disclose the tax consequences if the Warrant Amendment is not treated in this manner.

Response to Comment 7

The disclosures on pages 10, 170 and 171 of the Registration Statement have been revised as requested in response to comment 7.

Unaudited Pro Forma Condensed Combined Financial Information

2. Balance Sheet Pro Forma Adjustments, page 203

8.                                      Expand the disclosure for adjustment (c) to the pro forma balance sheet to present the purchase accounting adjustment in a self-balancing format in the notes to the pro forma information.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 207 through 209 of Amendment No. 3.

9.                                      Include a schedule in the notes showing how the purchase price is allocated to the specific liabilities and identifiable tangible and intangible assets of Cinelatino. Revise adjustment (i) to present all significant intangibles to which a portion of the price has been allocated.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment. Please note that the only significant intangible asset identified was Cinelatino’s affiliate agreements, which has been presented on page 208 of Amendment No. 3.

10.                               Expand (j), to disclose and discuss the assumptions used to calculate the amount of the contingent consideration. Provide sensitivity analyses showing the effect for certain changes in assumptions if the impact could be material.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 208 and 209 of Amendment No. 3.  The Company advises the Staff that the volatility assumption was based on the historical and implied volatilities of selected public comparables, including, Discovery Communications, Inc., AMC Networks Inc. and Scripps Networks Interactive, Inc.  The risk free rate was the 5-year Treasury yield as of the date of the valuation.

3. Income Statement Pro Forma Adjustments, page 204

11.                               In the note for pro forma adjustment (o), please show the amounts of and the periods over which each significant intangible asset will be amortized, rather than the average 6-year life.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment. Note that the only significant intangible asset identified was Cinelatino’s affiliate agreements, which has been presented on page 208 of Amendment No. 3.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3085, Scott D. Fisher at (212) 373-3049 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:                               Alan Sokol, Esq.
Cine Latino, Inc.

Alan Annex, Esq.
Greenberg Traurig, LLP